Filed Pursuant to Rule 433
CIK #0001881928
File No.: 333-259603

Miami-Dade County Cryptocurrency Task Force and American
CryptoFed DAO
Thanks Wyoming's Cryptocurrency and Blockchain Leaders for
Educational Discussions


The Miami-Dade County Board of County Commissioners' adoption of Resolution R-455-21, provides for the creation of a Cryptocurrency Task Force for the purpose of studying the feasibility of Miami-Dade County accepting cryptocurrency and other digital monetary forms as an acceptable method of payment for county taxes, fees and services, and to offer recommendations for other policy initiatives relating to cryptocurrencies that would be advantageous to Miami-Dade County. To accomplish the mission, pursuant to the requirement of the same Resolution R-455-21 to review and analyze efforts undertaken by other local, state, or national governments with regard to cryptocurrencies, Chairman of the Miami Dade Cryptocurrency Task Force, Elijah John Bowdre, accepted an invitation from Marian Orr, CEO of American CryptoFed DAO, and the first DAO established pursuant to Wyoming DAO law, to visit Cheyenne and Laramie, Wyoming between October 20 -22 for educational discussions with Wyoming's legislators, regulators and thought leaders for the State's successful Cryptocurrency and Blockchain initiatives.

"Words can't express how grateful I am for the educational discussions we've had, and the insights of leaders including:
*	State Senators Chris Rothfuss,  & Tara Nethercott
*	State Representative Ocean Andrew
*	Deputy Secretary of State Karen Wheeler
*	State Banking Commissioner, Albert Forkner, Wyoming
Division of Banking
*	Brenda Henson, Director of Wyoming's Department of Revenue
& Terri Lucero, Administrator of the Excise Tax Division
*	Steven Lupien, Director of the University of Wyoming Center
for Blockchain and Digital Innovation
*	Ashley Harpstreith, Executive Director of the Wyoming
Taxpayers Association
*	Matt Kaufman, Partner at Hathaway and Kunz, LLP.
Together, these innovative minds have provided me with deep insights on Wyoming's successes in creating and applying cryptocurrency and blockchain laws and regulations, which now influence States and Nations far beyond Wyoming's geographic borders. As Chairman of the Miami-Dade County Cryptocurrency
Task Force, my meetings with these leaders have given me comprehensive and practical guidance to create a framework for discussing policy recommendations for Miami-Dade County with my fellow members. I'm now planning to invite a delegation of Wyoming's cryptocurrency and blockchain leaders to meet my fellow members of the task force in our home of Miami-Dade
County, and explore the feasibility of collaboration between Wyoming and Miami-Dade. This is likely to extend to all of Florida", said Elijah John Bowdre, Chairman of the Miami-Dade County Cryptocurrency Task Force.

"I'm so happy that Chairman Bowdre could meet with our State's legislators and regulators, and see how and why Wyoming laws, regulations and creative spirits have led Wyoming to become the top blockchain and cryptocurrency jurisdiction not only in the USA, but also in the world. It was a great honor to host Chairman Bowdre, to introduce him to Wyoming's cryptocurrency and blockchain legislators, regulators and thought leaders, and to explore an aligned path between Wyoming and Miami-Dade for the future prosperity. Chairman Bowdre and his task force hold an unprecedented and challenging mission for studying the feasibility of Miami-Dade County accepting cryptocurrency and other digital monetary forms as an acceptable method of payment for County taxes, fees, and services. As a former Mayor of Cheyenne, Wyoming, I fully understand it is critical for local governments to create new revenue streams and provide better services for their citizens without increasing the burden of taxation on either the City's residents or businesses. I am very grateful to these Wyoming's leaders who've made Chairman Bowdre's visit so successful that further collaboration and cooperation among Wyoming, Miami-Dade County and Florida is just beginning." said Marian Orr, CEO of American CryptoFed DAO.

Learn more about the Miami-Dade County Cryptocurrency Task
Force:
https://www.miamidade.gov/govaction/legistarfiles/Matters/Y2021/
210817.pdf
https://www.miamidade.gov/govaction/legistarfiles/Matters/Y2021/
211528.pdf

Learn more about the American CryptoFed DAO:
https://www.americancryptofed.org/


Signed,
Marian Orr